

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Robert W. Sharps
Chief Executive Officer and President
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202

   Re: T. Rowe Price Group, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed March 21, 2023
     File No. 000-32191

Dear Robert W. Sharps:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Disclosure Review Program